UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number 001-16715
CUSIP 31946M103
NOTIFICATION OF LATE FILING
(Check one):
[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR
For Period Ended: December 31, 2011

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
FIRST CITIZENS BANCSHARES, INC.
Full Name of Registrant
N/A
Former Name if Applicable
4300 Six Forks Road
Address of Principal Executive Office (Street and Number)
Raleigh, North Carolina 27609
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
First Citizens BancShares, Inc. is unable to file its Annual Report on Form 10-K for the year ended December 31, 2011, (the “Report”) within the period prescribed without unreasonable effort or expense because Registrant is in the process of providing its independent accountants with additional requested information in order to complete their audit of Registrant's financial statements and to release their audit report (which is a necessary prerequisite to the filing of the Report). Given the time and complexity necessary to provide the appropriate level of documentation requested by the Registrant's independent accountants, Registrant's audit will not be completed before the February 29, 2012 prescribed due date.
Registrant intends to file the Report within fifteen calendar days of the prescribed due date.
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth A. Black	919	716-7000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
[ x ] Yes [           ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
[           ] Yes [ x ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FIRST CITIZENS BANCSHARES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 29, 2012	By:	/s/ Kenneth A. Black
Kenneth A Black
	Title:	Chief Financial Officer